General Shareholders’ Meeting Approves Bylaws Amendment

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the Ecopetrol’s shareholders approved the amendment to its bylaws during the extraordinary General Shareholders’ Meeting held on November 11, 2025 at 8:35 a.m., which was duly convened in compliance with the applicable legal and statutory requirements, in accordance with Article 187, paragraph 1 of the Colombian Commercial Code, and addressed the remaining items on the agenda as reported by the Secretary of the meeting, as outlined below:

i.	Agenda Approval

The proposed agenda for the meeting was approved.

ii.	Appointment of the Chair of the General Shareholders’ Meeting

Germán Ávila, Minister of Finance and Public Credit, was appointed as Chair of the Meeting.

iii.	Appointment of the Elections and Voting Committee of the General Shareholders’ Meeting

The Elections and Voting Committee proposed by shareholder Rafael Andrés Mulett was [approved and] appointed.

iv.	Appointment of the Committee for Review and Approval of the Minutes of the General Shareholders’ Meeting

The Committee for Review and Approval of the Minutes proposed by shareholder Edna Patricia Villamizar was [approved and] appointed.

v.	Consideration and approval of the amendment to Ecopetrol S.A.’s Bylaws

The amendment to the bylaws was approved and can be consulted at the following link:
https://files.ecopetrol.com.co/web/esp/251111-propuesta-aprobada-aga.pdf

Ecopetrol intends disclose that the amendment to the bylaws has been duly formalized and filed before the commercial registry in Colombia via a press release once such filing has been completed.

Voting results for each agenda item were as follows:

Item submitted for consideration	Positive vote	Negative vote	Blank vote	Abstention
Approval of the agenda	99.99990978%	N/A	0.00001127%	0.00007895%
Appointment of the Chair	99.9999025%	0.00001605%	0.00000251%	0.00007895%
Appointment of the Elections and Voting Committee	99.96701307%	N/A	0.00000251%	0.03298443%

Appointment of the Committee for Review and Approval of the Minutes	99.96700681%	N/A	N/A	0.03299319%

A multiple-choice vote was conducted considering that the majority shareholder submitted an alternative proposal to the one initially presented for consideration for the agenda item “Consideration and approval of the amendment to Ecopetrol S.A.’s Bylaws,” with the following results:

Item submitted for consideration	Majority shareholder’s proposal	Ecopetrol’s proposal	None of the two proposals	Abstention	Blank vote
Consideration and approval of the amendment to Ecopetrol S.A.’s Bylaws	91.14340268%	0.03292055%	4.6064675%	4.21016794%	0.00704133%

Bogota D.C., November 11, 2025

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co